Exhibit 99.1

ASX/Media Release

Immutep Reports Dosing of First Patient For

Triple Combination (efti + anti-PD-1 + chemo) in INSIGHT-003

SYDNEY, AUSTRALIA – 5 August 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce that the first patient has been enrolled and safely dosed in INSIGHT-003. This patient with metastatic non-small cell lung carcinoma received pembrolizumab plus doublet chemotherapy (carboplatin and pemetrexed) combined with Immutep’s lead product candidate eftilagimod alpha (efti or IMP321).

INSIGHT-003 is evaluating a triple combination therapy consisting of efti in conjunction with an existing approved standard of care combination of chemotherapy and anti-PD-1 therapy. The study will continue to recruit up to 20 patients with various solid tumours and first results are expected in calendar year 2022.

CSO and CMO Dr. Frédéric Triebel said: “INSIGHT-003 is the first time a triple combination therapy consisting of efti plus anti-PD-1 plus chemo is administered. We are evaluating how efti might boost an approved chemotherapy and anti-PD-1 combination therapy, looking at safety and initial activity. Dosing the first patient in this trial is a significant milestone and it sets the wheels in motion for reporting first data which are currently anticipated in 2022.”

About INSIGHT-003

INSIGHT-003 is an investigator-initiated trial conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. It is being run as the third arm (Stratum C) of the ongoing phase 1 INSIGHT trial with Prof. Dr. Salah-Eddin Al-Batran as lead investigator.

Up to 20 patients with solid tumours will be recruited to participate in the trial. Patients will receive 30 mg subcutaneous doses of efti every two weeks in conjunction with standard of care chemotherapy plus anti-PD-1 therapy. The trial will assess the safety, tolerability and initial efficacy of the combination.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889